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ANNUAL AUDITED REPORT
FORM X-17A-5   FEB 27 2019
PART III
Washington, DC

SEC FILE NUMBER
8-44085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18

                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mirus Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Summit Drive, Suite 460

OFFICIAL USE ONLY
FIRM I.D. NO.

                          (No. and Street)

Burlington	MA	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Fullerton

                                                  (781) 418-5900

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.

                (Name – *if individual, state last, first, middle name*)

500 Boylston St	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Fullerton _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities, Inc. _____ , as of December 31, _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY GOLDBERG
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 1, 2022

_____
Signature

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements
and Supplementary Information

Mirus Securities, Inc.

December 31, 2018

MIRUS SECURITIES, INC.

Financial Statements and Supplementary Information

Table of Contents



Mayer Hoffman McCann P.C.
500 Boylston Street ■ Boston, MA 02116
Main: 617.761.0600 ■ Fax: 617.761.0601
www.cbiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mirus Securities, Inc.
Burlington, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mirus Securities, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for revenues from contracts with customers due to the adoption of Accounting Standards Codification ("ASC") Topic 606 in 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.





Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Mirus Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mirus Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

We have served as the Company's auditor since 2003.
Boston, Massachusetts
February 25, 2019

MIRUS SECURITIES, INC.

Statement of Financial Condition

December 31, 2018

Assets

Current assets:

Cash	$	272,039
Fees receivable, net of an allowance for doubtful accounts of $10,500		88,117
Prepaid expenses		13,401
Total assets	$	**373,557**

Liabilities and Stockholder's Equity

Current liabilities:

Accounts payable and accrued expenses	$	1,875
Deferred revenue		27,316
Total current liabilities	$	**29,191**

Stockholder's equity:

Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		21,146
Retained earnings		323,120
Total stockholder's equity		**344,366**
Total liabilities and stockholder's equity	$	**373,557**

See Accompanying Notes to the Financial Statements

MIRUS SECURITIES, INC.

Statement of Income

Year Ended December 31, 2018

Revenues	$	**2,687,639**
Operating expenses:		
Consulting fees		2,580,401
Management fees		40,154
Regulatory fees		21,961
Other expenses		33,831
Total operating expenses		**2,676,347**
Income before provision for income taxes		**11,292**
Income tax expense		626
Net Income	$	**10,666**

MIRUS SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Stockholder's equity at January 1, 2018	$	100	$	21,146	$	312,454	$ 333,700
Net Income		-		-		10,666	10,666
Stockholder's equity at December 31, 2018	$	100	$	21,146	$	323,120	$ 344,366

MIRUS SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities:

Net Income	$	10,666
Adjustments to reconcile net income to net cash used in operating activities:		
Bad debt expense		3,000
Prepaid expenses		2,373
Fees receivable		(14,910)
Due from related party		500
Accounts payable and accrued expenses		(7,258)
Deferred revenue		(646)
Due to related party		(91)
Net cash used in operating activities		(6,366)
Cash, beginning of year		278,405
Cash, end of year	$	272,039

Supplemental disclosures of cash flow information:
  Cash paid during the year:

Income taxes	$	626

See Accompanying Notes to the Financial Statements

MIRUS SECURITIES, INC.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Description of Business

Mirus Securities, Inc. (the "Company") was incorporated as a Massachusetts business in May 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers.

The Company cannot hold customer funds or securities and does not expect any business activity for or with retail securities customers.

The Company is a wholly owned subsidiary of Mirus Capital Advisors, Inc. (Advisors) that provides investment-banking solutions to mid-sized public corporations primarily in the technology and manufacturing industries. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year. The Company reimburses Advisors for expenses and services expended on behalf of its clients (see Note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution.

Fees Receivable

Fees receivable from clients include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investment banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of fees receivable from clients is reduced by a bad debt allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful.

MIRUS SECURITIES, INC.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Accomplishment Fee: The Company believes that the performance obligation is satisfied upon the date a transaction closes, as agreed upon in each customer contract.

Consulting Fee: The Company believes that the performance obligation is satisfied monthly as consulting services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes

The Company files its Federal tax return on a combined basis with its parent, and with the consent of Advisors stockholders, will be taxed under sections of Federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their pro-rata shares of the Company's income, deductions, losses and credits. State minimum fees incurred during the year ended December 31, 2018 amounted to $626.

On December 22, 2017, The United States (U.S.) enacted the Tax Cuts and Jobs Act (Tax Reform Legislation), which made significant changes to U.S. federal income tax law. Management has evaluated the new legislation and does not expect these changes to have an impact on the Company.

Fair Value Measurements

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial assets or liabilities, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Assets or liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Note 1 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a qualified sub-chapter S corporation electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for the past 3 years.

Recently issued accounting pronouncements

Revenue Recognition

On January 1, 2018, The Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, Revenue Recognition (Topic 605), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting under Topic 605. The impact of adopting the new revenue standard was not material to our financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;

MIRUS SECURITIES, INC.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the company.

Subsequent Events

The Company evaluated subsequent events through February 2019, the date the financial statements were authorized to be issued.

Note 2 - Related Party Transactions

During 2018, the Company paid Advisors $2,580,401, for management and administrative services. Amounts to be paid to Advisors for its service in investment banking are only payable on successful completion of and payment for services. At December 31, 2018 no amounts were due from Advisors or due to Advisors.

Note 3 - Concentrations

For the year ended December 31, 2018, the Company had 6 customers that accounted for 93% of fees receivable and 3 customers that accounted for 65% of total revenue.

Note 4 - Net Minimum Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, of $5,000 and requires its aggregate indebtedness to all other persons, as defined, shall not exceed a 15 to 1 ratio (1500%) of its net capital. At December 31, 2018, the Company had net capital of, $242,848, of which $237,848 was in excess of its required net capital. At December 31, 2018, the Company's percentage of aggregate indebtedness to net capital was 12%.

Note 5 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(i) of that rule.

Supplementary Information

MIRUS SECURITIES, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

Schedule I

December 31, 2018

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Mirus Securities, Inc. had the following Excess Net Capital at December 31, 2018:

Total stockholder's equity from the statement of financial condition	$	344,366
Deductions:		
Non-allowable assets		(101,518)
Net capital before haircuts on securities positions		242,848
Net capital		242,848
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and deferred revenue		29,191
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	1,946	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Capital in excess of minimum requirement	$	237,848
Ratio, aggregate indebtedness to net capital		.12 to 1

MIRUS SECURITIES, INC.

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with That Filed in Part IIA of Form X-17A-5

Schedule II

December 31, 2018

Aggregate Indebtedness

There were no material adjustments to the aggregate indebtedness calculation.

Net Capital

There were no material adjustments to the net capital calculation.

MIRUS SECURITIES, INC.

Statement Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

Schedule III

December 31, 2018

The Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph k(2)(i) of the rule.



Mayer Hoffman McCann P.C.
500 Boylston Street ■ Boston, MA 02116
Main: 617.761.0600 ■ Fax: 617.761.0601
www.cbiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mirus Securities, Inc.
Burlington, Massachusetts

We have reviewed management's statements, included in the accompanying Mirus Securities, Inc. Exemption Report, in which (1) Mirus Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mirus Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 25, 2019

 KRESTON *Member of Kreston International – a global network of independent accounting firms*

MIRUS SECURITIES, INC.

Statement Pursuant to SEC Rule 17a-5

December 31, 2018

Mirus Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a95, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and

(2) The Company met the exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception.

Mirus Securities, Inc.

By: Alan Fullerton
Title: President

February 25, 2019

Report of Independent Registered
Public Accounting Firm on
Applying Agreed-Upon Procedures

Mirus Securities, Inc.

December 31, 2018



MIRUS SECURITIES, INC.

Table of Contents



Mayer Hoffman McCann P.C.
500 Boylston Street ■ Boston, MA 02116
Main: 617.761.0600 ■ Fax: 617.761.0601
www.obiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
Mirus Securities, Inc.
Burlington, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Mirus Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



KRESTON Member of Kreston International – a global network of independent accounting firms



This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 25, 2019

MIRUS SECURITIES, INC.

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2018

	Date Paid	Amount		
General assessment			$	4,031
Less payments made:				
	7/24/18	$ 2,201		(2,201)
Interest on late payment(s)				-
Total assessment balance and interest due			$	1,830

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2018

Revenue:
Consulting income	$	746,334
Accomplishment fees		1,840,000
Reimbursed expenses income		44,148
Fee sharing income		57,157
SIPC net operating revenues	$	2,687,639
General assessment @ .0015	$	4,031